

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2009

Via Facsimile (212) 310-8007 and US Mail
Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

Re: The Children's Place Retail Stores, Inc.
Definitive Additional Soliciting Materials on Schedule 14A
Filed July 13, 2009
File No. 1-23071

Dear Mr. Aiello:

We have reviewed your filing and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We direct you to statements made in soliciting materials filed by the dissident group in which they disclose Mr. Silverstein's intent to resign if the Dabah nominees are elected. In light of such statements, please provide support for your allegations throughout the filing that Mr. Dabah will have majority control of the Board and de facto control of the company. Alternatively, in future filings, please refrain from making unsupported allegations or assertions regarding Mr. Dabah's "control" of the Board and company if his nominees are elected.

2. We note the continued assertion that the election of the Dabah nominees will result in the control of the Board by Mr. Dabah. We remind you of prior comment 4 of our letter dated June 9, 2009 and the revisions you made in response to such comment in the definitive proxy. Please ensure that your soliciting materials consistently acknowledge that all nominees are bound by fiduciary duties to the shareholders in the exercise of their duties, irrespective of which party designated such nominees.

3.   Please ensure that all soliciting materials acknowledge that there can be no
        assurance that the nominees, if elected, will be capable of producing
        improvements in shareholder value.

4.   Avoid statements that directly or indirectly impugn character, integrity or
        personal reputation or make charges of illegal or immoral conduct without factual
        foundation. Refer to Rule 14a-9.   In future filings, please refrain from assertions
        that Mr. Dabah is "misleading" shareholders or "not telling the full story." We
        similarly note reference to your assertion that Mr. Dabah is relentless in his
        attempts to "destabilize the company…"

5.   In light of the conflicting significance attributed by both parties to a 2002
        photograph of Mr. Dabah and Mr. Benaroya, with a view towards revised
        disclosure, please provide further support for your implied assertion that Mr.
        Dabah and Mr. Benaroya had a relationship prior to the current proxy contest.
        Alternatively, please file corrective disclosure that discloses, if true, that you have
        no basis for assertions regarding the prior relationship of Mr. Dabah and Mr.
        Benaroya.

        Please respond to the above comments promptly and comply with our comments
when disseminating information in the future. If you believe that compliance with our
comments is not appropriate, please provide the basis for your view in your response
letter filed via EDGAR and tagged as "CORRESP". You should be aware, however, that
we may have additional comments based on your supplemental response.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the participants acknowledging that:

 •   the participants are responsible for the adequacy and accuracy of the disclosure in
     the filings;

 •   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filings; and

 •   the participants may not assert staff comments as a defense in any proceeding
     initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions